Exhibit 99.1

UNAUDITED CONDENSED INTERIM CONSOLIDATED

FINANCIAL STATEMENTS AND NOTES

FOR THE FIRST QUARTER ENDING MARCH 31, 2015

Pan American Silver Corp.

Condensed Interim Consolidated Statements of Financial Position

(unaudited in thousands of U.S. dollars)

	March 31, 2015	December 31, 2014
Assets
Current assets
Cash and cash equivalents (Note 18)	$109,921	$146,193
Short-term investments (Note 5)	182,528	184,220
Trade and other receivables (Note 4)	101,721	105,644
Income taxes receivable	45,546	37,626
Inventories (Note 6)	239,495	252,549
Derivative financial instruments (Note 4)	544	-
Prepaids and other current assets	7,733	4,464
	687,488	730,696
Non-current assets
Mineral properties, plant and equipment (Note 7)	1,268,036	1,266,391
Long-term refundable tax	7,926	7,698
Deferred tax assets	7,823	2,584
Other assets (Note 9)	7,375	7,447
Goodwill (Note 8)	3,057	3,057
Total Assets	$1,981,705	$2,017,873

Liabilities
Current liabilities
Accounts payable and accrued liabilities (Note 10)	$112,991	$126,209
Loan payable (Note 11)	22,718	17,600
Current portion of long-term debt (Note 14)	34,986	34,797
Provisions (Note 12)	3,154	3,121
Current portion of finance lease (Note 13)	3,952	3,993
Current income tax liabilities	21,234	22,321
	199,035	208,041
Non-current liabilities
Provisions (Note 12)	46,063	45,063
Deferred tax liabilities	169,271	160,072
Long-term portion of finance lease (Note 13)	3,663	4,044
Other long-term liabilities (Note 15)	32,331	30,716
Total Liabilities	450,363	447,936

Equity
Capital and reserves (Note 16)
Issued capital	2,296,672	2,296,672
Share option reserve	22,268	22,091
Investment revaluation reserve	(517)	(485)
Deficit	(793,512)	(755,186)
Total Equity attributable to equity holders of the Company	1,524,911	1,563,092
Non-controlling interests	6,431	6,845
Total Equity	1,531,342	1,569,937
Total Liabilities and Equity	$1,981,705	$2,017,873

Commitments and Contingencies (Notes 4, 23)

See accompanying notes to the condensed interim consolidated financial statements.

APPROVED BY THE BOARD ON MAY 11, 2015

“signed”	Ross Beaty, Director	“signed”	Geoff A. Burns, Director

2

Pan American Silver Corp.

Condensed Interim Consolidated Income Statements

(unaudited in thousands of U.S. dollars, except for earnings per share)

	Three months ended March 31,
	2015	2014
Revenue (Note 19)	$178,125	$209,734
Cost of sales
Production costs (Note 20)	(128,974)	(130,878)
Depreciation and amortization	(40,518)	(36,860)
Royalties	(6,003)	(10,420)
	(175,495)	(178,158)
Mine operating earnings	$2,630	$31,576

General and administrative	(5,700)	(5,578)
Exploration and project development	(3,754)	(2,980)
Foreign exchange losses	(6,386)	(5,540)
Gain on commodity, diesel fuel swap and foreign currency contracts (Note 4)	641	-
Gain on sale of mineral properties, plant and equipment	133	6
Other income	1,014	239
(Loss) earnings from operations	(11,422)	17,723

Gain (loss) on derivatives (Note 4)	229	(99)
Investment income	333	593
Interest and finance expense (Note 21)	(2,224)	(2,764)
(Loss) earnings before income taxes	(13,084)	15,453
Income taxes (Note 22)	(6,701)	(8,693)
Net (loss) earnings for the period	$(19,785)	$6,760

Attributable to:
Equity holders of the Company	$(19,371)	$6,844
Non-controlling interests	(414)	(84)
	$(19,785)	$6,760

(Loss) earnings per share attributable to common shareholders (Note 17)
Basic (loss) earnings per share	$(0.13)	$0.05
Diluted (loss) earnings per share	$(0.13)	$0.05
Weighted average shares outstanding (in 000’s) Basic	151,643	151,500
Weighted average shares outstanding (in 000’s) Diluted	151,643	151,570

Condensed Interim Consolidated Statements of Comprehensive Income

(unaudited in thousands of U.S. dollars)

	Three months ended March 31,
	2015	2014
Net (loss) earnings for the period	$(19,785)	$6,760
Items that may be reclassified subsequently to net earnings:
Unrealized net losses on available for sale securities (net of zero dollars tax in 2015 and 2014)	(175)	(334)
Reclassification adjustment for net losses on available for sale securities included in earnings (net of zero dollars tax in 2015 and 2014)	143	315
Total comprehensive (loss) income for the period	$(19,817)	$6,741

Total comprehensive (loss) income attributable to:
Equity holders of the Company	$(19,403)	$6,825
Non-controlling interests	(414)	(84)
Total comprehensive (loss) income for the period	$(19,817)	$6,741

See accompanying notes to the condensed interim consolidated financial statements.

3

Pan American Silver Corp.

Condensed Interim Consolidated Statements of Cash Flows

(unaudited in thousands of U.S. dollars)

	Three months ended March 31,
	2015	2014 As adjusted (Note 18)
Cash flow from operating activities
Net (loss) earnings for the period	$(19,785)	$6,760

Current income tax expense (Note 22)	4,379	9,208
Deferred income tax expense (recovery) (Note 22)	2,322	(515)
Interest expense	1,339	1,768
Depreciation and amortization	40,518	36,860
Accretion on closure and decommissioning provision (Note 12)	810	819
Unrealized losses on foreign exchange	2,073	1,704
Share-based compensation expense	784	1,165
Unrealized gains on diesel fuel swap contracts (Note 4)	(544)	-
Unrealized (gain) loss on derivatives (Note 4)	(229)	99
Gain on sale of mineral property, plant and equipment	(133)	(6)
Net realizable value adjustment for inventory	(12,060)	2,308
Changes in non-cash operating working capital (Note 18)	4,522	(4,073)
Operating cash flows before interest and income taxes	23,996	56,097

Interest paid	(1,038)	(1,220)
Interest received	193	298
Income taxes paid	(11,205)	(19,050)
Net cash generated from operating activities	$11,946	$36,125

Cash flow from investing activities
Payments for mineral properties, plant and equipment	(32,446)	(36,811)
Payments for short term investments	(1,240)	(47,679)
Proceeds from sale of mineral property, plant and equipment	140	104
Net refundable tax and other asset expenditures	-	(314)
Net cash used in investing activities	$(33,546)	$(84,700)

Cash flow from financing activities
Dividends paid	(18,955)	(18,940)
Payment of short term loan (Note 11)	-	(4,708)
Proceeds from short term loan (Note 11)	5,293	2,040
Payment of construction and equipment leases	(1,341)	(1,132)
Net cash used in financing activities	$(15,003)	$(22,740)
Effects of exchange rate changes on cash and cash equivalents	331	(525)
Net decrease in cash and cash equivalents	(36,272)	(71,840)
Cash at the beginning of the period	146,193	249,937
Cash and cash equivalents at the end of the period	$109,921	$178,097

See accompanying notes to the condensed interim consolidated financial statements.

4

Pan American Silver Corp.

Condensed Interim Consolidated Statements of Changes in Equity

  (unaudited in thousands of U.S. dollars, except for number of shares)

		Attributable to equity holders of the Company
	Issued shares	Issued capital	Share option reserve	Investment revaluation reserve	Deficit	Total	Non- controlling interests	Total equity
Balance, December 31, 2013	151,500,294	$2,295,208	$21,110	$(137)	$(133,847)	$2,182,334	$6,455	$2,188,789
Total comprehensive loss	-	-	-	-	-		-
Net loss for the year	-	-	-	-	(545,588)	(545,588)	765	(544,823)
Other comprehensive loss	-	-	-	(348)	-	(348)	-	(348)
	-	-	-	(348)	(545,588)	(545,936)	765	(545,171)
Shares issued as compensation	142,986	1,461	-	-	-	1,461	-	1,461
Shares issued on the exercise of warrants	92	3	-	-	-	3	-	3
Distributions by subsidiaries to non-controlling interests	-	-	-	-	-	-	(375)	(375)
Stock-based compensation on option grants	-	-	981	-	-	981	-	981
Dividends paid	-	-	-	-	(75,751)	(75,751)	-	(75,751)
Balance, December 31, 2014	151,643,372	2,296,672	22,091	(485)	(755,186)	1,563,092	6,845	1,569,937
Total comprehensive loss
Net loss for the period	-	-	-	-	(19,371)	(19,371)	(414)	(19,785)
Other comprehensive loss	-	-	-	(32)	-	(32)	-	(32)
	-	-	-	(32)	(19,371)	(19,403)	(414)	(19,817)
Share-based compensation on option grants	-	-	177	-		177	-	177
Dividends paid	-	-	-	-	(18,955)	(18,955)	-	(18,955)
Balance, March 31, 2015	151,643,372	$2,296,672	$22,268	$(517)	$(793,512)	$1,524,911	$6,431	$1,531,342

	Attributable to equity holders of the Company
	Issued shares	Issued capital	Share option reserve	Investment revaluation reserve	Deficit	Total	Non- controlling interests	Total equity
Balance, December 31, 2013	151,500,294	$2,295,208	$21,110	$(137)	$(133,847)	$2,182,334	$6,455	$2,188,789
Total comprehensive income
Net earnings (loss) for the period	-	-	-	-	6,844	6,844	(84)	6,760
Other comprehensive loss	-	-	-	(19)	-	(19)	-	(19)
	-	-	-	(19)	6,844	6,825	(84)	6,741
Share-based compensation on option grants	-	-	239	-	-	239	-	239
Dividends paid	-	-	-	-	(18,940)	(18,940)	-	(18,940)
Balance, March 31, 2014	151,500,294	$2,295,208	$21,349	$(156)	$(145,943)	$2,170,458	$6,371	$2,176,829

See accompanying notes to the condensed interim consolidated financial statements.

5

Pan American Silver Corp.
Notes to the Condensed Interim Consolidated Financial Statements
As at March 31, 2015 and December 31, 2014 and for the three months ended March 31, 2015 and 2014
(unaudited tabular amounts are in thousands of U.S. dollars except number of options, share units and warrants and per share amounts)

1.	Nature of Operations

Pan American Silver Corp. is the ultimate parent company of its subsidiary group (collectively, the “Company”, or “Pan American”). The Company is incorporated and domiciled in Canada, and its registered office is at Suite 1500 – 625 Howe Street, Vancouver, British Columbia, V6C 2T6.

The Company is engaged in the production and sale of silver, gold and base metals including copper, lead and zinc as well as other related activities, including exploration, extraction, processing, refining and reclamation. The Company’s primary product (silver) is produced in Mexico, Peru, Argentina and Bolivia. Additionally, the Company has project development activities in Mexico, Peru and Argentina, and exploration activities throughout South America, Mexico and the United States.

2.	Summary of Significant Accounting Policies

a.	Basis of Preparation

These unaudited condensed interim consolidated financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”) and follow the same accounting policies applied and disclosed in the Company’s consolidated financial statements for the year ended December 31, 2014. Accordingly, these condensed interim consolidated financial statements should be read in conjunction with the Company’s consolidated financial statements for the year ended December 31, 2014, as they do not include all the information and disclosures required by accounting principles generally accepted in Canada for complete financial statements.

In the opinion of management, all adjustments consisting of normal recurring adjustments considered necessary for a fair presentation of these condensed interim consolidated financial statements have been included. Operating results for the three-month period ending March 31, 2015 are not necessarily indicative of the results that may be expected for the year ended December 31, 2015. For further information, refer to the consolidated financial statements and footnotes thereto included in the Company’s Annual Report for the year ended December 31, 2014.

b.	Changes in Accounting Policies

There were no significant accounting standards or interpretations along with any consequential amendments, required for the Company to adopt effective January 1, 2015.

c.	Accounting Standards Issued But Not Yet Effective

IFRS 9 Financial Instruments (“IFRS 9”) was issued by the IASB on July 24, 2014 and will replace IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 utilizes a single approach to determine whether a financial asset is measured at amortized cost or fair value and a new mixed measurement model for debt instruments having only two categories: amortized cost and fair value. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. Final amendments released on July 24, 2014 also introduce a new expected loss impairment model and limited changes to the classification and measurement requirements for financial assets. IFRS 9 is effective for annual periods beginning on or after January 1, 2018. The Company is currently evaluating the impact the final standard and amendments on its consolidated financial statements.

IFRS 15, Revenue from Contracts with Customers (“IFRS 15”) In May 2014, the IASB and the Financial Accounting Standards Board (“FASB”) completed its joint project to clarify the principles for recognizing revenue and to develop a common revenue standard for IFRS and US GAAP. As a result of the joint project, the IASB issued IFRS 15, Revenue from Contracts with Customers, and will replace IAS 18, Revenue, IAS 11, Construction Contracts, and related interpretations on revenue. IFRS 15 establishes principles to address the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. Companies can elect to use either a full or modified retrospective approach when adopting this standard. On April 28, 2015, the IASB decided to propose to defer the effective date of IFRS 15 to January 1, 2018. The Company will apply IFRS 15 when the effective date is finalized. The Company is in the process of analyzing IFRS 15 and determining the effect on our consolidated financial statements as a result of adopting this standard.

6

Pan American Silver Corp.
Notes to the Condensed Interim Consolidated Financial Statements
As at March 31, 2015 and December 31, 2014 and for the three months ended March 31, 2015 and 2014
(unaudited tabular amounts are in thousands of U.S. dollars except number of options, share units and warrants and per share amounts)

d.	Basis of Consolidation

These unaudited condensed interim consolidated financial statements include the wholly-owned and partially-owned subsidiaries of the Company, the most significant of which are presented in the following table:

Subsidiary	Location	Ownership Interest	Status	Operations and Development Projects Owned
Pan American Silver Huaron S.A.	Peru	100%	Consolidated	Huaron Mine
Compañía Minera Argentum S.A.	Peru	92%	Consolidated	Morococha Mine
Minera Corner Bay S.A. de C.V.	Mexico	100%	Consolidated	Alamo Dorado Mine
Plata Panamericana S.A. de C.V.	Mexico	100%	Consolidated	La Colorada Mine
Compañía Minera Dolores S.A. de C.V.	Mexico	100%	Consolidated	Dolores Mine
Minera Tritón Argentina S.A.	Argentina	100%	Consolidated	Manantial Espejo Mine
Pan American Silver (Bolivia) S.A.	Bolivia	95%	Consolidated	San Vicente Mine
Minera Argenta S.A.	Argentina	100%	Consolidated	Navidad Project

3.	Management of Capital

The Company’s objective when managing its capital is to maintain its ability to continue as a going concern while at the same time maximizing growth of its business and providing returns to its shareholders. The Company’s capital structure consists of equity, comprised of issued capital plus share option reserve plus investment revaluation reserve plus retained deficit with a balance of $1.5 billion as at March 31, 2015 (December 31, 2014 - $1.6 billion). The Company manages its capital structure and makes adjustments based on changes to its economic environment and the risk characteristics of the Company’s assets. The Company’s capital requirements are effectively managed based on the Company having a thorough reporting, planning and forecasting process to help identify the funds required to ensure the Company is able to meet its operating and growth objectives.

The Company is not subject to externally imposed capital requirements and the Company’s overall strategy with respect to capital risk management remains unchanged from the year ended December 31, 2014.

4.	Financial Instruments

a)	Financial assets and liabilities classified as at fair value through profit or loss (“FVTPL”)

The Company’s financial assets and liabilities classified as at FVTPL are as follow:

	March 31, 2015	December 31, 2014
Current derivative assets
Diesel fuel swap	$544	$-
	$544	$-
Current derivative liabilities
Conversion feature on convertible notes	$49	$278
	$49	$278

In addition, accounts receivable arising from sales of metal concentrates have been designated and classified as at FVTPL.

	March 31, 2015	December 31, 2014
Trade receivables from provisional concentrates sales	$27,627	$29,288
Not arising from sale of metal concentrates	74,094	76,356
Trade and other receivables	$101,721	$105,644

7

Pan American Silver Corp.
Notes to the Condensed Interim Consolidated Financial Statements
As at March 31, 2015 and December 31, 2014 and for the three months ended March 31, 2015 and 2014
(unaudited tabular amounts are in thousands of U.S. dollars except number of options, share units and warrants and per share amounts)

The net gains (losses) on derivatives for the three months ended March 31 were comprised of the following:

	2015	2014
Gain on commodity, diesel fuel swap and foreign currency contracts:
Realized gains on foreign currency, diesel fuel swap and commodity contracts	$97	$-
Unrealized gains on commodity, diesel fuel swap and foreign currency contracts	544	-
	$641	$-
Gain (loss) on derivatives
Gain on share purchase warrants	$-	$144
Gain (loss) on conversion feature of convertible notes	229	(243)

	$229	$(99)

b)	Financial assets designated as available-for-sale

The Company’s investments in marketable securities are designated as available-for-sale. The unrealized losses on available-for-sale investments recognized in other comprehensive (loss) income for the three months ended March 31 were as follows:

	March 31, 2015	March 31, 2014
Unrealized losses on equity securities	$(175)	$(334)
Reclassification adjustment for realized losses on equity securities included in earnings	143	315
	$(32)	$(19)

c)	Fair Value of Financial Instruments

(i)	Fair value measurement of financial assets and liabilities recognized in the condensed interim consolidated financial statements

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgement and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

The following table sets forth the Company’s financial assets and liabilities measured at fair value, grouped into Levels 1 to 3 based on the degree to which the fair value is observable. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described as follows:

Level 1: Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2: Quoted prices in markets that are not active, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability; and

Level 3: Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (supported by little or no observable market data).

At March 31, 2015, the levels in the fair value hierarchy into which the Company’s financial assets and liabilities are measured and recognized on the Consolidated Statements of Financial Position at fair value on a recurring basis are categorized as follows:

8

Pan American Silver Corp.
Notes to the Condensed Interim Consolidated Financial Statements
As at March 31, 2015 and December 31, 2014 and for the three months ended March 31, 2015 and 2014
(unaudited tabular amounts are in thousands of U.S. dollars except number of options, share units and warrants and per share amounts)

	March 31, 2015			December 31, 2014
	Level 1	Level 2		Level 1	Level 2
Assets and Liabilities:
Short-term investments	$182,528	$		$184,220	$-
Trade receivable from provisional concentrate sales	-		27,627	-	29,288
Diesel swap contracts	-		544	-	-
Conversion feature of convertible notes	-		(49)	-	(278)
	$182,528		$28,122	$184,220	$29,010

The Company’s policy for determining when a transfer occurs between levels in the fair value hierarchy is to assess the impact at the date of the event or the change in circumstances that could result in a transfer. There were no transfers between level 1 and level 2 during the three months ended March 31, 2015.

At March 31, 2015, there were no financial assets or liabilities measured and recognized in the condensed interim consolidated income statements at a fair value that would be categorized as a level 3 in the fair value hierarchy above (December 31, 2014 - $nil).

(ii)	Valuation Techniques

Short-term investments

The Company’s short-term investments and other investments are valued using quoted market prices in active markets and as such are classified within Level 1 of the fair value hierarchy and are primarily money market securities and U.S. Treasury securities. The fair value of investment securities is calculated as the quoted market price of the investment and in the case of equity securities, the quoted market price multiplied by the quantity of shares held by the Company.

Receivables from provisional concentrate sales

The Company’s trade receivables arose from provisional concentrate sales and are valued using quoted market prices based on the forward London Metal Exchange (“LME”) for copper, zinc and lead and the London Bullion Market Association P.M. fix (“London P.M. fix”) for gold and silver.

Derivative financial assets

The Company’s unrealized gains and losses on commodity, diesel fuel swap and foreign currency contracts are valued using observable market prices and as such are classified as Level 2 of the fair market value hierarchy.

During the three months ended March 31, 2015 the Company entered into diesel swap contracts designed to fix or limit the Company’s exposure to higher fuel prices (the “Diesel Swaps”). The Diesel Swaps had an initial notional value of $13.0 million. The Company recorded a $0.6 million gain on the Diesel Swaps in the three months ended March 31, 2015 (2014 - $nil).

Convertible notes

The Company’s unrealized gains and losses on the conversion feature of the convertible note are valued using observable inputs and as such are classified as Level 2 of the fair market value hierarchy. The conversion feature on the convertible notes is considered an embedded derivative and is classified as and accounted for as a financial liability at fair value with changes in fair value included in earnings. The fair value of the conversion feature of the convertible notes is determined using a model that includes the volatility and price of the Company’s common shares and a credit spread structure with reference to the corresponding fair value of the debt component of the convertible notes.

d)	Financial Instruments and Related Risks

The Company has exposure to risks of varying degrees of significance which could affect its ability to achieve its strategic objectives for growth and shareholder returns. The principal financial risks to which the Company is exposed are metal price risk, credit risk, foreign exchange rate risk, and liquidity risk. The Company’s Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework and reviews the Company’s policies on an ongoing basis.

9

Pan American Silver Corp.
Notes to the Condensed Interim Consolidated Financial Statements
As at March 31, 2015 and December 31, 2014 and for the three months ended March 31, 2015 and 2014
(unaudited tabular amounts are in thousands of U.S. dollars except number of options, share units and warrants and per share amounts)

(i)	Metal Price Risk

Metal price risk is the risk that changes in metal prices will affect the Company’s income or the value of its related financial instruments. The Company derives its revenue from the sale of silver, gold, lead, copper, and zinc. The Company’s sales are directly dependent on metal prices that have shown extreme volatility and are beyond the Company’s control. Consistent with the Company’s mission to provide equity investors with exposure to changes in silver prices, the Company’s policy is to not hedge the price of silver. The Company mitigates the price risk associated with its base metal production by committing some of its forecasted base metal production from time to time under forward sales and option contracts. The Board of Directors continually assess the Company’s strategy towards its base metal exposure, depending on market conditions. As at March 31, 2015, the Company had zero tonnes of lead, zinc and copper under contract. (December 31, 2014 - zero tonnes of lead, zinc and copper under contract).

(ii)	Credit Risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Company’s trade receivables. The carrying value of financial assets represents the maximum credit exposure.

The Company has long-term concentrate contracts to sell the zinc, lead and copper concentrates produced by the Huaron, Morococha, San Vicente and La Colorada mines. Concentrate contracts are common business practice in the mining industry. The terms of the concentrate contracts may require the Company to deliver concentrate that has a value greater than the payment received at the time of delivery, thereby introducing the Company to credit risk of the buyers of our concentrates. Should any of these counterparties not honour supply arrangements, or should any of them become insolvent, the Company may incur losses for products already shipped and be forced to sell its concentrates on the spot market or it may not have a market for its concentrates and therefore its future operating results may be materially adversely impacted. At March 31, 2015, the Company had receivable balances associated with buyers of its concentrates of $27.6 million (December 31, 2014 - $29.3 million). The vast majority of the Company’s concentrate is sold to eight well known concentrate buyers.

Silver doré production from La Colorada, Alamo Dorado, Dolores and Manantial Espejo is refined under long-term agreements with fixed refining terms at three separate refineries worldwide. The Company generally retains the risk and title to the precious metals throughout the process of refining and therefore is exposed to the risk that the refineries will not be able to perform in accordance with the refining contract and that the Company may not be able to fully recover precious metals in such circumstances. At March 31, 2015, the Company had approximately $28.4 million (December 31, 2014 - $44.7 million) of value contained in precious metal inventory at refineries. The Company maintains insurance coverage against the loss of precious metals at the Company’s mine sites, in-transit to refineries and whilst at the refineries.

The Company maintains trading facilities with several banks and bullion dealers for the purposes of transacting the Company’s trading activities. None of these facilities are subject to margin arrangements. The Company’s trading activities can expose the Company to the credit risk of its counterparties to the extent that our trading positions have a positive mark-to-market value. However, the Company minimizes this risk by ensuring there is no excessive concentration of credit risk with any single counterparty, by active credit management and monitoring.

Refined silver and gold is sold in the spot market to various bullion traders and banks. Credit risk may arise from these activities if the Company is not paid for metal at the time it is delivered, as required by spot sale contracts.

Management constantly monitors and assesses the credit risk resulting from its refining arrangements, concentrate sales and commodity contracts with its refiners, trading counterparties and customers. Furthermore, management carefully considers credit risk when allocating prospective sales and refining business to counterparties. In making allocation decisions, Management attempts to avoid unacceptable concentration of credit risk to any single counterparty.

The Company invests its cash with the objective of maintaining safety of principal and providing adequate liquidity to meet all current payment obligations. The credit risk, which the Company regularly assesses, is that the bank as an issuer of a financial instrument will default.

10

Pan American Silver Corp.
Notes to the Condensed Interim Consolidated Financial Statements
As at March 31, 2015 and December 31, 2014 and for the three months ended March 31, 2015 and 2014
(unaudited tabular amounts are in thousands of U.S. dollars except number of options, share units and warrants and per share amounts)

(iii)	Foreign Exchange Rate Risk

The Company reports its financial statements in United States dollars (“USD”); however, the Company operates in jurisdictions that utilize other currencies. As a consequence, the financial results of the Company’s operations as reported in USD are subject to changes in the value of the USD relative to local currencies. Since the Company’s sales are denominated in USD and a portion of the Company’s operating costs and capital spending are in local currencies, the Company is negatively impacted by strengthening local currencies relative to the USD and positively impacted by the inverse.

To mitigate this exposure, from time to time the Company has purchased Peruvian New soles (“PEN”), Mexican pesos (“MXN”) and CAD to match anticipated spending. At March 31, 2015, the Company had no contracts outstanding to purchase foreign currency. The Company’s net earnings are affected by the revaluation of its monetary assets and monetary liabilities at each balance sheet date. At March 31, 2015, the Company’s cash and short-term investments include $34.7 million in CAD, $1.0 million in PEN and $21.2 million in MXN. (December 31, 2014 - $74.3 million in CAD, $4.8 million in PEN, and $18.7 million in MXN).

(iv)	Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due. The Company manages its liquidity risk by continuously monitoring forecasted and actual cash flows. The Company has in place a rigorous planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and its expansion plans. The Company strives to maintain sufficient liquidity to meet its short-term business requirements, taking into account its anticipated cash flows from operations, its holdings of cash and short-term investments, and its committed loan facilities.

(v)	Commitments

The Company’s commitments at March 31, 2015 have contractual maturities as summarized below:

Payments due by period

	Total	Within 1 year(2)	2 - 3 years	4- 5 years	After 5 years
Current liabilities	$111,076	$111,076	$-	$-	$-
Loan obligation (Note 11)	24,050	24,050	-	-	-
Finance lease obligations(1)	7,941	4,169	3,772	-	-
Severance accrual	4,251	1,228	335	764	1,924
Provisions	4,979	3,154	455	733	637
Income taxes payable	21,234	21,234	-	-	-
Restricted share units (“RSUs”) (3) (Note 16)	2,112	1,400	712	-	-
Preferred share units (“PSUs”) (4) (Note 16)	267	-	267	-	-
Current portion of long term debt (5)	37,866	37,866	-	-	-
Total contractual obligations(6)	$213,776	$204,177	$5,541	$1,497	$2,561

(1)	Includes lease obligations in the amount of $7.9 million (December 31, 2014 - $8.4 million) with a net present value of $7.6 million (December 31, 2014 - $8.0 million) discussed further in Note 13.
(2)	Includes all current liabilities as per the statement of financial position plus items presented separately in this table that are expected to be paid but not accrued in the books of the Company. A reconciliation of the current liabilities balance per the statement of financial position to the total contractual obligations within one year per the commitment schedule is shown in the table below.

11

Pan American Silver Corp.
Notes to the Condensed Interim Consolidated Financial Statements
As at March 31, 2015 and December 31, 2014 and for the three months ended March 31, 2015 and 2014
(unaudited tabular amounts are in thousands of U.S. dollars except number of options, share units and warrants and per share amounts)

March 31, 2015	Future interest component		Within 1 year
Current portion of:
Accounts payable and other liabilities	$111,076	$-	$111,076
Loan obligation	22,718	1,332	24,050
Current severance liability	1,228	-	1,228
Current portion of finance lease	3,952	217	4,169
Employee Compensation PSU’s & RSU’s	687	713	1,400
Convertible note	34,986	2,880	37,866
Provisions	3,154	-	3,154
Income tax payable	21,234	-	21,234
Total contractual obligations within one year	$199,035	$5,142	$204,177
(3)	Includes RSU obligation in the amount of $2.1 million (December 31, 2014 – $2.2 million) that will be settled in cash. The RSUs vest in two instalments, 50% one year from date of grant and 50% two years from date of grant.
(4)	Includes PSU obligation in the amount of $0.3 million (December 31, 2014- $nil) that will be settled in cash. The PSU’s vest three years from date of grant.
(5)	Represents the face value of the replacement convertible note and future interest payments related to the Minefinders acquisition. Refer to Note 14 for further details.
(6)	Amounts above do not include payments related to the Company’s anticipated closure and decommissioning obligation, the deferred credit arising from the Aquiline acquisition discussed in Note 15, and deferred tax liabilities.

5.	Short Term Investments

	March 31, 2015			December 31, 2014
Available for sale	Fair Value	Cost	Accumulated unrealized holding losses	Fair Value	Cost	Accumulated unrealized holding gains
Short term investments	$182,528	$183,045	$(517)	$184,220	$184,705	$(485)

6.	Inventories

Inventories consist of:

	March 31, 2015	December 31, 2014
Concentrate inventory	$18,125	$16,679
Stockpile ore(1)	45,584	44,236
Heap leach inventory and in process (2)	82,448	78,564
Doré and finished inventory (3)	36,720	57,175
Materials and supplies	56,618	55,895
	$239,495	$252,549
(1)	Includes an impairment charge of $2.9 million to reduce the cost of inventory to net realizable value (“NRV “) at Manantial Espejo mine (December 31, 2014 – $0.9 million).
(2)	Includes an impairment charge of $23.2 million to reduce the cost of inventory to NRV at Dolores, Manantial Espejo and Alamo Dorado mines (December 31, 2014 - $32.3 million).
(3)	Includes an impairment charge of $4.8 million to reduce the cost of inventory to NRV at Dolores, Alamo Dorado and Manantial Espejo mines (December 31, 2014 - $9.7 million).

7.	Mineral Properties, Plant and Equipment

Acquisition costs of investment and non-producing properties together with costs directly related to mine development expenditures are capitalized. Exploration expenditures on investment and non-producing properties are charged to operations in the period they are incurred.

Capitalization of evaluation expenditures commences when there is a high degree of confidence in the project’s viability and hence it is very likely that future economic benefits will flow to the Company. Evaluation expenditures, other than that acquired from the purchase of another mining company, are carried forward as an asset provided that such costs are expected to be recovered in full through successful development and exploration of the area of interest or alternatively, by its sale. Evaluation expenditures include delineation drilling, metallurgical evaluations, and geotechnical evaluations, amongst others.

Mineral properties, plant and equipment consist of:

12

Pan American Silver Corp.
Notes to the Condensed Interim Consolidated Financial Statements
As at March 31, 2015 and December 31, 2014 and for the three months ended March 31, 2015 and 2014
(unaudited tabular amounts are in thousands of U.S. dollars except number of options, share units and warrants and per share amounts)

	March 31, 2015			December 31, 2014
	Cost	Accumulated Depreciation and Impairment	Carrying Value	Cost	Accumulated Depreciation and Impairment	Carrying Value
Huaron mine, Peru	$160,837	$(74,101)	$86,736	$158,750	$(71,351)	$87,399
Morococha mine, Peru	213,125	(91,433)	121,692	211,545	(86,936)	124,609
Alamo Dorado mine, Mexico	193,812	(181,703)	12,109	193,715	(179,274)	14,441
La Colorada mine, Mexico	150,186	(64,294)	85,892	140,784	(61,650)	79,134
Dolores mine, Mexico	870,919	(460,171)	410,748	859,655	(452,645)	407,010
Manantial Espejo mine, Argentina	352,223	(284,620)	67,603	346,498	(277,296)	69,202
San Vicente mine, Bolivia	128,457	(65,514)	62,943	128,014	(63,812)	64,202
Other	24,860	(15,881)	8,979	24,745	(15,696)	9,049
Total	$2,094,419	$(1,237,717)	$856,702	$2,063,706	$(1,208,660)	$855,046

Land and Exploration and Evaluation:
Land			$4,977			$4,977
Navidad Project, Argentina			190,471			190,471
Minefinders Group, Mexico			180,074			180,074
Morococha, Peru			9,674			9,674
Other			26,138			26,149
Total non-producing properties			$411,334			$411,345
Total mineral properties, plant and equipment			$1,268,036			$1,266,391

8.	Impairment of Non-Current Assets and Goodwill

Non-current assets are tested for impairment when events or changes in assumptions indicate that the carrying amount may not be recoverable. The Company performs an impairment test for goodwill at each financial year end and when events or changes in circumstances indicate that the related carrying value may not be recoverable.

Based on the Company’s assessment at March 31, 2015 of potential impairments with respect to its mineral properties, the Company has concluded that there are no impairment charges required as at March 31, 2015.

Goodwill consists of:

	2015	2014
As at January 1,	$3,057	$7,134
	-	-
As at March 31,	$3,057	$7,134

2014
As at January 1,	$7,134
Impairment of La Virginia and other exploration properties(1)	(4,077)
As at December 31, 2014	$3,057

(1) Exploration properties were tested for impairment based on fair value less cost to sell. It was determined that the estimated recoverable value of the exploration properties on a fair value less costs to sell basis was below its carrying value, and as a result an impairment charge of approximately $24.1 million was recorded, including goodwill of $4.1 million.

13

Pan American Silver Corp.
Notes to the Condensed Interim Consolidated Financial Statements
As at March 31, 2015 and December 31, 2014 and for the three months ended March 31, 2015 and 2014
(unaudited tabular amounts are in thousands of U.S. dollars except number of options, share units and warrants and per share amounts)

9.	Other Assets

Other assets consist of:

	March 31, 2015	December 31, 2014
Long-term prepaid expense(1)	$5,402	$5,461
Investments in Associates	1,450	1,450
Reclamation bonds	91	91
Lease receivable	395	408
Other assets	37	37
	$7,375	$7,447
(1)	Represents a deposit related to the Gas Line Project at the Manantial Espejo mine.

10.	Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities consist of:

	March 31, 2015	December 31, 2014
Trade accounts payable(1)	$47,820	$52,985
Royalties payable	8,284	6,019
Other accounts payable and trade related accruals	27,203	33,780
Payroll and related benefits	18,795	18,808
Severance accruals	1,228	749
Other taxes payable	1,462	1,541
Advances on concentrate inventory	1,400	2,345
Other	6,799	9,982
	$112,991	$126,209
(1)	No interest is charged on the trade accounts payable ranging from 30 to 60 days from the invoice date. The Company has policies in place to ensure that all payables are paid within the credit terms.

11.	Loan payable

	March 31, 2015(1)	December 31, 2014(2)
Loan payable	$23,070	$17,658
Unrealized gain on foreign exchange	(352)	(58)
Net loan payable	$22,718	$17,600
(1)	On October 31, 2014, one of the Company’s subsidiaries (Minera Triton Argentina S.A.) received an unsecured bank loan for $60.0 million Argentine pesos (equivalent to USD $7.0 million) in order to meet its short term obligations. On January 28, 2015 an additional loan was received for USD $4.7 million. The loan terms are one year from October 31, 2014 and 90 days from January 28, 2015 with interest rates of 32.9% and 3.2% respectively. In addition to the loans the subsidiary had drawn on an available line of credit for an additional $96.5 million Argentine pesos (equivalent to USD$11.4 million) at an interest rate of 19.8% due April 1, 2015. At March 31, 2015, the combined fair values of the loans payable were $22.7 million.
(2)	On October 31, 2014, one of the Company’s subsidiaries (Minera Triton Argentina S.A.) received an unsecured bank loan for $60.0 million Argentine pesos (equivalent to USD$7.0 million) in order to meet its short term obligations. On November 13, 2014 an additional loan was received for USD$4.7 million. The loan terms are one year from October 31, 2014 and 90 days from November 13, 2014 with interest rates of 32.9% and 3.2% respectively. In addition to the loans the subsidiary had drawn on an available line of credit for an additional $49.5 million Argentine pesos (equivalent to USD$6.0 million) at an interest rate of 25.0% due January 2, 2015. At December 31, 2014, the combined fair values of the loans payable were $17.6 million. .

12.	Provisions

	Closure and Decommissioning	Litigation	Total
December 31, 2014	$43,173	$5,011	$48,184
Revisions in estimates and obligations incurred	1,362	-	1,362
Charged (credited) to earnings:
-new provisions	-	81	81
-unused amounts reversed	-	(4)	(4)
-exchange gains on provisions	-	(76)	(76)
Charged in the year	(1,107)	(33)	(1,140)
Accretion expense (Note 21)	810	-	810
March 31, 2015	$44,238	$4,979	$49,217

14

Pan American Silver Corp.
Notes to the Condensed Interim Consolidated Financial Statements
As at March 31, 2015 and December 31, 2014 and for the three months ended March 31, 2015 and 2014
(unaudited tabular amounts are in thousands of U.S. dollars except number of options, share units and warrants and per share amounts)

Maturity analysis of total provisions:	March 31, 2015	December 31, 2014
Current	$3,154	$3,121
Non-Current	46,063	45,063
	$49,217	$48,184

13.	Finance Lease Obligations

	March 31, 2015	December 31, 2014
Lease obligations(1)	$7,615	$8,037

	March 31, 2015	December 31, 2014
Maturity analysis of finance leases:
Current	$3,952	$3,993
Non-current	3,663	4,044
	$7,615	$8,037

(1) Represents equipment lease obligations at several of the Company’s subsidiaries. A reconciliation of the total future minimum lease payments at March 31, 2015 and December 31, 2014 to their present value is presented in the table below.

	March 31, 2015	December 31, 2014
Less than a year	$4,169	$4,238
2 years	2,729	2,697
3 years	1,043	1,490
4 years	-	-
5 years	-	-
	7,941	8,425
Less future finance charges	(326)	(388)
Present value of minimum lease payments	$7,615	$8,037

14.	Long Term Debt

	March 31, 2015	December 31, 2014
Convertible notes	$34,937	$34,519
Conversion feature on the convertible notes	49	278
Total long-term debt	$34,986	$34,797

	March 31, 2015	December 31, 2014
Maturity analysis of Long Term Debt:
Current	$34,986	$34,797
Non-Current	-	-
	$34,986	$34,797

As part of the 2012 Minefinders acquisition the Company issued replacement unsecured convertible senior notes with an aggregate principal amount of $36.2 million (the “Notes”). Until such time as the earlier of December 15, 2015 and the date the Notes are converted, each Note shall bear interest at 4.5% payable semi-annually on June 15 and December 15 of each year. The principal outstanding on the Notes is due on December 15, 2015, if any Notes are still outstanding at that time. The Notes are convertible into a combination of cash and Pan American shares.

The interest and principal amounts of the Notes are classified as debt liabilities and the conversion option is classified as a derivative liability. The debt liability is measured at amortized cost. As a result, the carrying value of the debt liability is lower than the aggregate face value of the Notes. The unwinding of the discount is accreted as interest expense over the terms of the notes using an effective interest rate. For the three months ended March 31, 2015, $0.7 million was capitalized to mineral property, plant and equipment (March 31, 2014 – $0.4 million). The Company has the right to pay all or part of the liability associated with the Company’s outstanding convertible notes in cash on the conversion date. Accordingly, the conversion feature on the convertible notes is considered an embedded derivative and re-measured at fair value each reporting period. The fair value of the conversion feature of the convertible notes is determined using a model that includes the volatility and price of the Company’s common shares and a credit spread structure with reference to the corresponding fair value of the debt component of the convertible notes. Assumptions used in the fair value calculation of the embedded derivative component at March 31, 2015 were expected stock price volatility of 48.37%, expected life of 0.7 years, and expected dividend yield of 5.7%.

15

Pan American Silver Corp.
Notes to the Condensed Interim Consolidated Financial Statements
As at March 31, 2015 and December 31, 2014 and for the three months ended March 31, 2015 and 2014
(unaudited tabular amounts are in thousands of U.S. dollars except number of options, share units and warrants and per share amounts)

During the three months ended March 31, 2015, the Company recorded a $0.2 million gain on the revaluation of embedded derivative on the convertible notes (2014 – $0.2 million loss).

The approximate current fair value of the notes, excluding the conversion feature at March 31, 2015 is $35.9 million (December 31, 2014 - $35.6 million).

15.	Other Long Term Liabilities

Other long term liabilities consist of:

	March 31, 2015	December 31, 2014
Deferred credit(1)	$20,788	$20,788
Other income tax payable	8,520	6,542
Severance accruals	3,023	3,386
	$32,331	$30,716

(1) As part of the 2009 Aquiline transaction the Company issued a replacement convertible debenture that allowed the holder to convert the debenture into either 363,854 Pan American Shares or a Silver Stream contract related to certain production from the Navidad project. Regarding the replacement convertible debenture, it was concluded that the deferred credit presentation was the most appropriate and best representation of the economics underlying the contract as of the date the Company assumed the obligation as part of the Aquiline acquisition. Subsequent to the acquisition, the counterparty to the replacement debenture selected the silver stream alternative. The final contract for the alternative is being discussed and pending the final resolution of this discussion, the Company continues to classify the fair value calculated at the acquisition of this alternative, as a deferred credit.

16.	Share Capital and Employee Compensation Plans

The Company has a comprehensive stock compensation plan for its employees, directors and officers (the “Compensation Plan”). The Compensation Plan provides for the issuance of common shares and stock options, as incentives. The maximum number of shares which may be issued pursuant to options granted or bonus shares issued under the Compensation Plan may be equal to, but will not exceed 6,461,470 shares. The exercise price of each option shall be the weighted average trading price of the Company’s stock for the five days prior to the award date. The options can be granted for a maximum term of 10 years with vesting provisions determined by the Company’s Board of Directors. Any modifications to the Compensation Plan require shareholders’ approval.

The Board has developed long-term incentive plan (“LTIP”) guidelines, which provides annual compensation to the senior managers of the Company based on the long-term performance of both the Company and the individuals that participate in the plan. The LTIP consists of annual grants of restricted shares, restricted share units, and/or options to participants to buy shares of the Company, whereby at least 25% of the total annual award is comprised of restricted share units. For the remaining 75% of the award amount, participants may elect a mix of restricted shares, restricted share units, and option grants. Restricted share units vest in two tranches, one-half (50%) on the first anniversary of the grant date and the second half (50%) on the second anniversary date of the award. For share awards, participants are issued Pan American shares, with a two year “No Trading Legend,” and are therefore required to hold the shares for a minimum of two years. There is no gross-up on common share awards, making the common share component of all awards net of required withholding taxes. For option awards, no options vest immediately. 50% of options granted in a particular year vest on the one year anniversary of being granted, and the other 50% on the second anniversary of being granted. The options expire after seven years as set out under the LTIP guidelines.

Transactions concerning stock options and share purchase warrants are summarized as follows in CAD:

16

Pan American Silver Corp.
Notes to the Condensed Interim Consolidated Financial Statements
As at March 31, 2015 and December 31, 2014 and for the three months ended March 31, 2015 and 2014
(unaudited tabular amounts are in thousands of U.S. dollars except number of options, share units and warrants and per share amounts)

	Stock Options		Share Purchase Warrants
	Shares	Weighted Average Exercise Price CAD$	Warrants	Weighted Average Exercise Price CAD$	Total
As at December 31, 2013	1,397,370	$20.76	7,814,605	$35.00	9,211,975
Granted	212,869	$11.58	-	$-	212,869
Exercised	-	$-	(92)	$35.00	(92)
Expired	(195,562)	$17.73	(7,814,513)	$35.00	(8,010,075)
Forfeited	(20,162)	$23.02	-	$-	(20,162)
As at December 31, 2014	1,394,515	$19.74	-	$-	1,394,515
Granted	-	$-	-	$-	-
Exercised	-	$-	-	$-	-
Expired	(190,862)	$25.19	-	$-	(190,862)
Forfeited	-	$-	-	$-	-
As at March 31, 2015	1,203,653	$18.87	-	$-	1,203,653

Share Purchase Warrants

As part of the acquisition of Aquiline Resources Inc. in 2009 the Company issued share purchase warrants. The outstanding warrants of 7,814,513 expired on December 7, 2014 as per the agreement. The Company’s share purchase warrants are classified and accounted for as a financial liability at fair value with changes in fair value included in net earnings. During the three months ended March 31, 2014, there was a derivative gain of $0.1 million.

Long Term Incentive Plan

During the quarter ended March 31, 2015, nil common shares were exercised in connection with the options under the plan (2014 – nil common shares), 190,862 options expired (2014 – 195,562) and nil options were forfeited (2014 – 18,321).

Performance Shares Units

In early 2014, the Board approved the adding of performance share units (“PSUs”) to the Company’s LTIP. PSUs are notional share units that mirror the market value of the Company’s common shares (the “Shares”). Each vested PSU entitles the participant to a cash payment equal to the value of an underlying share, less applicable taxes, at the end of the term, plus the cash equivalent of any dividends distributed by the Company during the three-year performance period. PSU grants will vest on the date that is three years from the date of grant subject to certain exceptions. Performance results at the end of the performance period relative to predetermined performance criteria and the application of the corresponding performance multiplier determine how many PSUs vest for each participant. The Board approved the issuance of 30,408 PSUs with a share price of CAD $11.51. For the three month period ended March 31, 2015 compensation expense for PSUs was $0.02 million in (2014- $nil) and is presented as a component of general and administrative expense.

PSU	Number Outstanding	Fair Value
As at December 31, 2013	-	$-
Granted	30,408	305
Paid out	-	-
Forfeited	-	-
Change in value	-	(24)
As at December 31, 2014	30,408	$281
Granted	-	-
Paid out	-	-
Forfeited	-	-
Change in value	-	(14)
As at March 31, 2015	30,408	$267

17

Pan American Silver Corp.
Notes to the Condensed Interim Consolidated Financial Statements
As at March 31, 2015 and December 31, 2014 and for the three months ended March 31, 2015 and 2014
(unaudited tabular amounts are in thousands of U.S. dollars except number of options, share units and warrants and per share amounts)

Share Option Plan

The following table summarizes information concerning stock options outstanding and options exercisable as at March 31, 2015. The underlying options agreements are specified in Canadian dollar amounts.

	Options Outstanding			Options Exercisable
Range of Exercise Prices CAD$	Number Outstanding as at March 31, 2015	Weighted Average Remaining Contractual Life (months)	Weighted Average Exercise Price CAD$	Number Exercisable as at March 31, 2015	Weighted Average Exercise Price CAD$
$11.49 - $11.57	305,405	68.47	$11.49	152,706	$11.49
$11.58 - $17.01	233,511	81.97	$11.68	20,642	$12.70
$17.02 - $18.53	226,185	58.01	$18.45	226,185	$18.45
$18.54 - $24.90	347,964	43.61	$24.89	347,964	$24.89
$24.91 – $40.22	90,588	32.36	$40.22	90,588	$40.22
	1,203,653	59.22	$18.87	838,085	$22.07

During the three months ended March 31, 2015, the total employee share-based compensation expense related to options recognized in the income statement was $0.2 million (2014 - $0.2 million). In addition, the Company accrued for $0.6 million in share-based compensation expense related to estimated shares to be issued under the plan (2014 - $0.4 million).

Convertible Senior Debt

The conversion feature on the convertible note, further discussed in Note 14, is considered an embedded derivative and is classified and accounted for as a financial liability at fair value with changes in fair value included in net earnings.

Restricted Share Units (“RSUs”)

Under the Company’s RSU plan, selected employees are granted RSUs where each RSU has a value equivalent to one Pan American common share. The RSUs are settled in cash and vest in two instalments, the first 50% vest on the first anniversary date of the grant and a further 50% vest on the second anniversary date of the grant. Additionally, RSUs are credited to reflect dividends paid on Pan American common shares over the vesting period.

Compensation expense for RSUs was $0.2 million for the quarter ended March 31, 2015 (2014 – $0.4 million) and is presented as a component of general and administrative expense.

At March 31, 2015, the following RSU’s were outstanding:

RSU	Number Outstanding	Fair Value
As at December 31, 2013	196,102	$2,288
Granted	165,240	1,670
Paid out	(116,381)	(1,224)
Forfeited	(4,204)	(44)
Change in value	-	(429)
As at December 31, 2014	240,757	$2,261
Granted	-	-
Paid out	-	-
Forfeited	(7,419)	(65)
Change in value	-	(84)
As at March 31, 2015	233,338	$2,112

Normal Course Issuer Bid

On December 17, 2014, the Company received regulatory approval for a normal course issuer bid to purchase up to 7,575,290 of its common shares, during one year period from December 22, 2014 and December 21, 2015.

No common shares were purchased during the quarter ended March 31, 2015.

18

Pan American Silver Corp.
Notes to the Condensed Interim Consolidated Financial Statements
As at March 31, 2015 and December 31, 2014 and for the three months ended March 31, 2015 and 2014
(unaudited tabular amounts are in thousands of U.S. dollars except number of options, share units and warrants and per share amounts)

Dividends

On February 19, 2015, the Company declared dividends payable of $0.125 per common share payable to holders of record of its common shares as of the close of business day on March 2, 2015.

On May 11, 2015, the Company declared a quarterly dividend of $0.05 per common share to be paid to holders of record of its common shares as of the close of business on May 22, 2015. These dividends were not recognized in these condensed interim consolidated financial statements during the period ended March 31, 2015.

17.	(Loss) Earnings Per Share (Basic and Diluted)

Three months ended March 31,	2015			2014
	Loss (Numerator)	Shares (Denominator)	Per-Share Amount	Earnings (Numerator)	Shares (Denominator)	Per-Share Amount
Net (Loss) Earnings(1)	$(19,371)	-	-	$6,844	-	-

Basic EPS	$(19,371)	151,643	$(0.13)	$6,844	151,500	$0.05
Effect of Dilutive Securities:
Stock Options	-	-	-	-	70	-
Convertible Notes	-	-	-	-	-	-
Diluted EPS	$(19,371)	151,643	$(0.13)	$6,844	151,570	$0.05
(1)	Net earnings attributable to equity holders of the Company.

Potentially dilutive securities excluded in the diluted earnings per share calculation for the three months ended March 31, 2015 were 1,203,653 out-of-money options (2014 – 8,672,045 options and warrants).

18.	Supplemental Cash Flow Information

The following tables summarize the changes in operating working capital items and significant non-cash items:

Three months ended March 31,	2015	2014(1)
Changes in non-cash operating working capital items:
Trade and other receivables	$2,424	$(21,220)
Inventories	14,692	11,132
Prepaid expenditures	(3,269)	1,146
Accounts payable and accrued liabilities	(8,250)	5,306
Provisions	(1,075)	(437)
	$4,522	$(4,073)
(1)	The disclosure for Condensed Interim Consolidated Statements of Cash Flows for the three month period ending March 31, 2014 has been changed from prior year presented amounts to reflect interest expense of $1.8 million and net realizable value adjustments of $2.3 million as individual lines on the Condensed Interim Consolidated Statements of Cash Flows for the three month period ended March 31, 2014 in order to correct an immaterial error. There is no net impact on the Condensed Interim Consolidated Income Statements or Loss or diluted loss per share. Details of the change are reflected in the following table:

	Previously Reported	Current Report	Difference
Inventories	$13,440	$11,132	$(2,308)
Accounts payable and Accrued liabilities	$7,074	$5,306	$(1,768)
Changes in non-cash operating working capital Items	$3	$(4,073)	$(4,076)

Significant Non-Cash Items:	2015	2014
Advances received for equipment leases	$920	$1,179

Cash and cash equivalents are comprised of:	March 31, 2015	December 31, 2014
Cash in banks	$90,336	$118,099
Short term money markets	19,585	28,094
Cash and cash equivalents	$109,921	$146,193

19

Pan American Silver Corp.
Notes to the Condensed Interim Consolidated Financial Statements
As at March 31, 2015 and December 31, 2014 and for the three months ended March 31, 2015 and 2014
(unaudited tabular amounts are in thousands of U.S. dollars except number of options, share units and warrants and per share amounts)

19.	Segmented Information

All of the Company’s operations are within the mining sector, conducted through operations in six countries. Major products are silver, gold, zinc, lead and copper produced from mines located in Mexico, Peru, Argentina and Bolivia. Due to geographic and political diversity, the Company’s mining operations are decentralized whereby Mine General Managers are responsible for achieving specified business results within a framework of global policies and standards. Country corporate offices provide support infrastructure to the mines in addressing local and country issues including financial, human resources, and exploration support. The Company has a separate budgeting process and measures the results of operations and exploration activities independently. The Company’s head office provides support to the mining and exploration activities with respect to financial, human resources and technical support.

	Three months ended March 31, 2015
	Peru		Mexico			Argentina		Bolivia
	Huaron	Morococha	Dolores	Alamo Dorado	La Colorada	Manantial Espejo	Navidad	San Vicente	Other	Total
Revenue from external customers	$19,952	$17,352	$45,318	$19,016	$25,318	$38,455	$-	$12,714	$-	$178,125
Depreciation and amortization	$(2,910)	$(4,977)	$(15,074)	$(3,045)	$(2,742)	$(10,190)	$(43)	$(1,372)	$(165)	$(40,518)
Exploration and project development	$(73)	$(169)	$(124)	$(2)	$(1)	$-	$(2,656)	$-	$(729)	$(3,754)
Interest income	$40	$3	$1	$132	$-	$41	$-	$-	$(24)	$193
Interest and financing expenses	$(179)	$(163)	$(88)	$(60)	$(63)	$(1,410)	$(11)	$(56)	$(194)	$(2,224)
Gain on disposition of assets	$4	$94	$15	$3	$17	$-	$-	$-	$-	$133
Gain on derivatives	$-	$-	$-	$-	$-	$-	$-	$-	$229	$229
Foreign exchange gain (loss)	$28	$(137)	$168	$(714)	$(376)	$433	$(43)	$218	$(5,963)	$(6,386)
Gain on diesel fuel swaps and foreign currency contracts	$-	$-	$-	$-	$-	$-	$-	$-	$641	$641
(Loss) earnings before income taxes	$(97)	$(7,065)	$1,664	$(1,808)	$3,602	$(7,488)	$(3,277)	$1,936	$(551)	$(13,084)
Income taxes (expense) recovery	$(815)	$909	$(4,278)	$(1,063)	$(1,782)	$2,703	$(13)	$(516)	$(1,846)	$(6,701)
Net (loss) earnings for the period	$(912)	$(6,156)	$(2,614)	$(2,871)	$1,820	$(4,785)	$(3,290)	$1,420	$(2,397)	$(19,785)
Capital expenditures	$1,798	$1,493	$12,929	$-	$10,767	$4,880	$104	$464	$11	$32,446
Total assets	$124,647	$158,715	$746,295	$93,454	$124,755	$175,660	$193,351	$92,610	$272,218	$1,981,705
Total liabilities	$34,430	$32,689	$176,755	$11,394	$21,698	$78,370	$1,686	$23,988	$69,353	$450,363

	Three months ended March 31, 2014
	Peru		Mexico			Argentina		Bolivia
	Huaron	Morococha	Dolores	Alamo Dorado	La Colorada	Manantial Espejo	Navidad	San Vicente	Other	Total
Revenue from external customers	$21,681	$18,269	$44,649	$25,944	$27,134	$44,579	$-	$27,478	$-	$209,734
Depreciation and amortization	$(2,771)	$(4,685)	$(12,491)	$(3,961)	$(2,042)	$(7,669)	$(41)	$(3,036)	$(164)	$(36,860)
Exploration and project development	$(400)	$(188)	$(244)	$(9)	$(3)	$(102)	$(778)	$-	$(1,256)	$(2,980)
Interest income	$79	$8	$1	$46	$43	$-	$15	$-	$106	$298
Interest and financing expenses	$(187)	$(227)	$(89)	$(60)	$(64)	$(1,665)	$(11)	$(56)	$(405)	$(2,764)
Gain on disposition of assets	$-	$108	$-	$-	$-	$(103)	$-	$1	$-	$6
Loss on derivatives	$-	$-	$-	$-	$-	$-	$-	$-	$(99)	$(99)
Foreign exchange gain (loss)	$17	$(24)	$74	$57	$163	$4,506	$176	$211	$(10,720)	$(5,540)
Earnings (loss) before income taxes	$791	$(3,676)	$(9,753)	$5,585	$7,361	$16,545	$(527)	$6,288	$(7,161)	$15,453
Income taxes (expense) recovery	$(342)	$509	$4,331	$(2,467)	$(2,809)	$(4,217)	$(54)	$(3,077)	$(567)	$(8,693)
Net earnings (loss) for the period	$449	$(3,167)	$(5,422)	$3,118	$4,552	$12,328	$(581)	$3,211	$(7,728)	$6,760
Capital expenditures	$3,133	$1,819	$16,003	$90	$6,524	$8,357	$2	$786	$97	$36,811
Total assets	$125,657	$178,441	$974,895	$117,940	$112,007	$283,951	$469,089	$101,362	$367,620	$2,730,962
Total liabilities	$37,963	$42,204	$248,167	$12,312	$27,787	$99,050	$1,207	$31,345	$54,098	$554,133

20

Pan American Silver Corp.
Notes to the Condensed Interim Consolidated Financial Statements
As at March 31, 2015 and December 31, 2014 and for the three months ended March 31, 2015 and 2014
(unaudited tabular amounts are in thousands of U.S. dollars except number of options, share units and warrants and per share amounts)

	Three months ended March 31,
Product Revenue	2015	2014
Refined silver and gold	$109,188	$120,895
Zinc concentrate	19,008	18,490
Lead concentrate	22,690	26,668
Copper concentrate	27,239	43,681
Total	$178,125	$209,734

20.	Production Costs

Production costs are comprised of the following:

For the three months ended March 31,	2015	2014
Consumption of raw materials and consumables	$51,176	$51,593
Employee compensation and benefits expense	39,193	32,271
Contractors and outside services	20,912	18,266
Utilities	5,640	10,071
Other expenses	8,711	8,529
Changes in inventory	3,342	10,148
	$128,974	$130,878

21.	Interest and Finance Expense

For the three months ended March 31,	2015	2014
Interest expense	$1,339	$1,768
Finance fees	75	177
Accretion of closure and decommissioning provision (Note 12)	810	819
	$2,224	$2,764

22.	Income Taxes

For the three months ended March 31,	2015	2014
Current income tax expense	$4,379	$9,208
Deferred income tax expense (recovery)	2,322	(515)
Provision for income taxes	$6,701	$8,693

Income tax expense differs from the amounts that would result from applying the Canadian federal and provincial income tax rates to earnings before income taxes. These differences result from the items shown on the following table, which result in effective tax rates that vary considerably from the comparable periods. The main factors which have affected the effective tax rates for the three months ended March 31, 2015 and the comparable period of 2014 were foreign tax rate differences, non-deductible, foreign exchange rate (gains)/losses, non-recognition of certain deferred tax assets, mining taxes paid, and withholding taxes paid on payments from foreign subsidiaries. The Company continues to expect that these and other factors will continue to cause volatility in effective tax rates in the future.

21

Pan American Silver Corp.
Notes to the Condensed Interim Consolidated Financial Statements
As at March 31, 2015 and December 31, 2014 and for the three months ended March 31, 2015 and 2014
(unaudited tabular amounts are in thousands of U.S. dollars except number of options, share units and warrants and per share amounts)

Three months ended March 31,	2015	2014
(Loss) Income before taxes	$(13,084)	$15,453
Statutory tax rate	26.00%	26.00%
Income tax (recovery) expense based on above rates	$(3,402)	$4,018
Increase (decrease) due to:
Non-deductible expenses	895	991
Foreign tax rate differences	(1,244)	999
Change in net deferred tax assets not recognized
- Argentina exploration expenses	1,149	183
- Other deferred tax assets not recognized	581	2,289
Non-taxable unrealized (gains) losses on derivative financial instruments	(60)	26
Effect of other taxes paid (mining and withholding)	3,276	1,626
Non-deductible foreign exchange losses (gains)	5,294	(1,765)
Effect of change in deferred tax resulting from prior asset purchase accounting under IAS12	300	855
Other	(88)	(529)
Income tax expense	$6,701	$8,693
Effective tax rate	(51.22)%	56.25%

23.	Commitments and Contingencies

a.	General

The Company is subject to various investigations, claims and legal and tax proceedings covering matters that arise in the ordinary course of business activities. Each of these matters is subject to various uncertainties and it is possible that some of these matters may be resolved unfavorably to the Company. Certain conditions may exist as of the date the financial statements are issued which may result in a loss to the Company. In the opinion of management, none of these matters are expected to have a material effect on the results of operations or financial condition of the Company.

b.	Purchase Commitments

The Company had no purchase commitments other than those commitments described in Note 4.

c.	Credit Facility

On April 15, 2015, Pan American entered into a $300 million secured revolving line of credit facility (“the Facility”) with a syndicate of eight lenders (“the Lenders”). The purpose of the Facility is for general corporate purposes, capital expenditures, investments or potential acquisitions. The Facility, which is principally secured by a pledge of Pan American’s equity interests in its material subsidiaries, has a term of four years. The interest margin on the Facility ranges from 2.125% to 3.125% over LIBOR, based on the Company’s leverage ratio at the time of a specified reporting period. Pan American has agreed to pay a commitment fee of between 0.47% and 0.703% on undrawn amounts under the Facility, depending on the Company’s leverage ratio. As at March 31, 2015, the Company has made no drawings under this Facility.

d.	Environmental Matters

The Company’s mining and exploration activities are subject to various laws and regulations governing the protection of the environment. These laws and regulations are continually changing and are generally becoming more restrictive. The Company conducts its operations so as to protect the public health and environment and believes its operations are in compliance with applicable laws and regulations in all material respects. The Company has made, and expects to make in the future, expenditures to comply with such laws and regulations, but cannot predict the full amount of such future expenditures.

22

Pan American Silver Corp.
Notes to the Condensed Interim Consolidated Financial Statements
As at March 31, 2015 and December 31, 2014 and for the three months ended March 31, 2015 and 2014
(unaudited tabular amounts are in thousands of U.S. dollars except number of options, share units and warrants and per share amounts)

Estimated future reclamation costs are based the extent of work required and the associated costs are dependent on the requirements of relevant authorities and the Company’s environmental policies. As of March 31, 2015 and December 31, 2014, $44.2 million, and $43.2 million, respectively, were accrued for closure and decommissioning costs relating to mineral properties. See also Note 12.

e.	Income Taxes

The Company operates in numerous countries around the world and accordingly it is subject to, and pays annual income taxes under the various income tax regimes in the countries in which it operates. Some of these tax regimes are defined by contractual agreements with the local government, and others are defined by the general corporate income tax laws of the country. The Company has historically filed, and continues to file, all required income tax returns and to pay the taxes reasonably determined to be due. The tax rules and regulations in many countries are highly complex and subject to interpretation. From time to time the Company is subject to a review of its historic income tax filings and in connection with such reviews, disputes can arise with the taxing authorities over the interpretation or application of certain rules to the Company’s business conducted within the country involved.

In December 2014, the Peruvian Parliament approved a bill that decreases the effective tax rate applicable to the Company’s Peruvian operations. The law is effective January 1, 2015 and decreases the future corporate income tax rate from 30% in 2014, to 28% in 2015 and 2016, 27% in 2017 and 2018, and to 26% in 2019 and future years. In addition, this new law will increase withholding tax on dividends paid to non-resident shareholders from 4.1% in 2014, to 6.8% in 2015 and 2016, 8% in 2017 and 2018, and to 9.3% in 2019 and future years.

In December 2013, the Mexican President passed a bill that increases the effective tax rate applicable to the Company’s Mexican operations. The law is effective January 1, 2014 and increases the future corporate income tax rate to 30%, creates a 10% withholding tax on dividends paid to non-resident shareholders (subject to any reduction by an Income Tax Treaty) and creates a new Extraordinary Mining Duty equal to 0.5% of gross revenues from the sale of gold, silver, and platinum. In addition, the law requires taxpayers with mining concessions to pay a new 7.5% Special Mining Duty. The Extraordinary Mining Duty and Special Mining Duty will be tax deductible for income tax purposes. The Special Mining Duty will generally be applicable to earnings before income tax, depreciation, depletion, amortization, and interest. In calculating the Special Mining Duty there will be no deductions related to development type costs but exploration and prospecting costs are deductible when incurred.

f.	Finance Leases

The present value of future minimum lease payments classified as finance leases at March 31, 2015 is $7.6 million (December 31, 2014 - $8.0 million) and the schedule of timing of payments for this obligation is found in Note 13.

g.	Law changes in Argentina

Government regulation in Argentina related to the economy has increased substantially over the past year. In particular, the government has intensified the use of price, foreign exchange, and import controls in response to unfavourable domestic economic trends. During 2012, an Argentinean Ministry of Economy and Public Finance resolution reduced the time within which exporters were required to repatriate net proceeds from export sales from 180 days to 15 days after the date of export. As a result of this change, the Manantial Espejo operation temporarily suspended doré shipments while local management reviewed how the new resolution would be applied by the government. In response to petitions from numerous exporters for relief from the new resolution, on July 17, 2012 the Ministry issued a revised resolution which extended the 15-day limit to 120 days.

The Argentine government has also imposed restrictions on the importation of goods and services and increased administrative procedures required to import equipment, materials and services required for operations at Manantial Espejo. In addition, in May 2012, the government mandated that mining companies establish an internal function to be responsible for substituting Argentinian-produced goods and materials for imported goods and materials. Under this mandate, the Company is required to submit its plans to import goods and materials for government review 120 days in advance of the desired date of importation.

The government of Argentina has also tightened control over capital flows and foreign exchange, including informal restrictions on dividend, interest, and service payments abroad and limitations on the ability of individuals and businesses to convert Argentine pesos into United States dollars or other hard currencies. These measures, which are intended to curtail the outflow of hard currency and protect Argentina’s international currency reserves, may adversely affect the Company’s ability to convert dividends paid by current operations or revenues generated by future operations into hard currency and to distribute those revenues to offshore shareholders. Maintaining operating revenues in Argentine pesos could expose the Company to the risks of peso devaluation and high domestic inflation.

23

Pan American Silver Corp.
Notes to the Condensed Interim Consolidated Financial Statements
As at March 31, 2015 and December 31, 2014 and for the three months ended March 31, 2015 and 2014
(unaudited tabular amounts are in thousands of U.S. dollars except number of options, share units and warrants and per share amounts)

In September 2013, the provincial government of Santa Cruz, Argentina passed amendments to its tax code that introduced a new mining property tax with a rate of 1% to be charged annually on published “measured” reserves, which has the potential to affect the Manantial Espejo mine as well as other companies operating in the province. The new law came into effect on July 5, 2013. The Company has in place certain contracts that could potentially affect or exempt the Company from having this new tax applicable and as such is evaluating its options with its advisors. The Company and other mining companies in the province are also evaluating options that include challenging the legality and constitutionality of the tax.

On September 23, 2013, Argentina’s federal Income Tax Statute was amended to include a 10% income tax withholding on dividend distributions by Argentine corporations and branch profit distributions by foreign corporations.

h.	Labour law changes in Mexico

In December 2012, the Mexican government introduced changes to the Federal labour law which made certain amendments to the law relating to the use of service companies and subcontractors and the obligations with respect to employee benefits. These amendments may have an effect on the distribution of profits to workers and this could result in additional financial obligations to the Company. At this time, the Company is evaluating these amendments in detail, but currently believes that it continues to be in compliance with the federal labour law and that these amendments will not result in any new material obligations for the Company. Based on this assessment, the Company has not accrued any additional amounts for the quarter ended March 31, 2015. The Company will continue to monitor developments in Mexico and to assess the potential impact of these amendments.

i.	Political changes in Bolivia

I

On May 28, 2014, the Bolivian government enacted Mining Law No. 535 (the “New Mining Law”). Among other things, the New Mining Law has established a new Bolivian mining authority to provide principal mining oversight (varying the role of COMIBOL) and sets out a number of new economic and operational requirements relating to state participation in mining projects. Further, the New Mining Law provides that all pre-existing contracts are to migrate to one of several new forms of agreement within a prescribed period of time. As a result, we anticipate that our current joint venture agreement with COMIBOL relating to the San Vicente mine will be subject to migration to a new form of agreement and may require renegotiation of some terms in order to conform to the New Mining Law requirements. We are assessing the potential impacts of the New Mining Law on our business and are awaiting further regulatory developments, but the primary effects on the San Vicente operation and our interest therein will not be known until such time as we have, if required to do so, renegotiated the existing contract, and the full impact may only be realized over time. In the meantime, we understand that pre-existing agreements will be respected during the period of migration and we will take appropriate steps to protect and, if necessary, enforce our rights under our existing agreement with COMIBOL. There is, however, no guarantee that governmental actions, including possible expropriation or additional changes in the law, and the migration of our contract will not impact our involvement in the San Vicente operation in an adverse way and such actions could have a material adverse effect on us and our business.

j.	Other Legal Matters

The Company is subject to various claims and legal proceedings covering a wide range of matters that arise in the ordinary course of business activities, many of them relating to ex-employees. Each of these matters is subject to various uncertainties and it is possible that some of these matters may be resolved unfavorably to the Company. The Company establishes provisions for matters that are probable and can be reasonably estimated, included within current liabilities, and amounts are not considered material.

In assessing loss contingencies related to legal proceedings that are pending against the Company or un-asserted claims that may result in such proceedings, the Company and its legal counsel evaluate the perceived merits of any legal proceedings or un-asserted claims as well as the perceived merits of the amount of relief sought or expected to be sought. In the opinion of management there are no claims expected to have a material effect on the results of operations or financial condition of the Company.

24

Pan American Silver Corp.
Notes to the Condensed Interim Consolidated Financial Statements
As at March 31, 2015 and December 31, 2014 and for the three months ended March 31, 2015 and 2014
(unaudited tabular amounts are in thousands of U.S. dollars except number of options, share units and warrants and per share amounts)

k.	Title Risk

Although the Company has taken steps to verify title to properties in which it has an interest, these procedures do not guarantee the Company’s title. Property title may be subject to, among other things, unregistered prior agreements or transfers and may be affected by undetected defects.

l.	Royalty Agreements and Participation Agreements

The Company has various royalty agreements on certain mineral properties entitling the counterparties to the agreements to receive payments per terms as summarized below. Royalty liabilities incurred on acquisitions of properties are netted against mineral property while royalties that become payable upon production are expensed at the time of sale of the production.

On September 22, 2011, Peru’s Parliament approved new laws that increase mining taxes to fund anti-poverty infrastructure projects in the country, effective October 1, 2011. The new law changes the scheme for royalty payments, so that mining companies that have not signed legal stability agreements with the government will have to pay royalties of 1% to 12% on operating profit; royalties under the previous rules were 1% to 3% on net sales. In addition to these royalties, such companies will be subject to a “special tax” at a rate ranging from 2% to 8.4% of operating profit. Companies that have concluded legal stability agreements (under the General Mining Law) will be required to pay a “special contribution” of between 4% and 13.12% of operating profits. The Company’s calculations of the change in the royalty and the new tax indicate that no material impact is expected on the results of the Company’s Peruvian operations.

In the province of Chubut, Argentina which is the location of the Company’s Navidad property, there is a provincial royalty of 3% of the “Operating Income”. Operating income is defined as revenue minus production costs (not including mining costs), treatment and transportation charges. Additionally, in late June 2012 the governor of the province of Chubut, Argentina, has submitted to the provincial legislature draft law which if passed will introduce a 5% net smelter return royalty, in addition to the 3% provincial royalty discussed above. Refer below to the Navidad project section below for further details.

As part of the 2009 Aquiline transaction the Company issued a replacement convertible debenture that allowed the holder to convert the debenture into either 363,854 Pan American shares or a silver stream contract related to certain production from the Navidad project. Subsequent to the acquisition, the counterparty to the replacement debenture has indicated its intention to elect the silver stream alternative. The final contract for the alternative is being discussed and pending the final resolution to this alternative, the Company continues to classify the fair value calculated at the acquisition of this alternative, as a deferred credit as disclosed in Note 15.

Huaron and Morococha mines

In June 2004, Peru’s Congress approved a bill that allows royalties to be charged on mining projects. These royalties are payable on Peruvian mine production at the following progressive rates: (i) 1.0% for companies with sales up to $60 million; (ii) 2.0% for companies with sales between $60 million and $120 million; and (iii) 3.0% for companies with sales greater than $120 million. This royalty is a net smelter returns royalty, the cost of which is deductible for income tax purposes.

Manantial Espejo mine

Production from the Manantial Espejo property is subject to royalties to be paid to Barrick Gold Corp. according to the following: (i) $0.60 per metric tonne of ore mined from the property and fed to process at a mill or leaching facility to a maximum of 1 million tonnes; and (ii) one-half of one percent (0.5%) of net smelter returns derived from the production of minerals from the property. In addition, the Company has negotiated a royalty equal to 3.0% of operating cash flow payable to the Province of Santa Cruz.

25

Pan American Silver Corp.
Notes to the Condensed Interim Consolidated Financial Statements
As at March 31, 2015 and December 31, 2014 and for the three months ended March 31, 2015 and 2014
(unaudited tabular amounts are in thousands of U.S. dollars except number of options, share units and warrants and per share amounts)

San Vicente mine

Pursuant to an option agreement entered into with COMIBOL, a Bolivian state mining company, with respect to the development of the San Vicente property, the Company is obligated to pay COMIBOL a participation fee of 37.5% (the “Participation Fee”) of the operations cash flow. Once full commercial production of San Vicente began, the Participation was reduced by 75% until the Company recovers its investment in the property. Thereafter, the Participation Fee will revert back to its original percentage. For the three months ended March 31, 2015 the royalties to COMIBOL amounted to approximately $2.5 million (2014 - $4.5 million).

A royalty is also payable to EMUSA, a former partner of the Company on the project. The royalty is a 2% net smelter royalty payable only after the Company has recovered its capital investment in the project and only when the average price of silver in a given financial quarter is $9.00 per ounce or greater. For the three months ended March 31, 2015 the royalties to EMUSA amounted to approximately $0.2 million. For the three months ended March 31, 2014 the royalties amounted to $0.4 million.

In December 2007, the Bolivian government introduced a new mining royalty that affects the San Vicente project. The royalty is applied to gross metal value of sales (before smelting and refining deductions) and the royalty percentage is a sliding scale depending on metal prices. At current metal prices, the royalty is 6% for silver metal value and 5% for zinc and copper metal value of sales. The royalty is income tax deductible. For the three month ended March 31, 2015 and 2014 the royalty amounted to $0.9 million and $2.4 million, respectively.

Dolores mine

Production from the Dolores mine is subject to underlying net smelter return royalties comprised of 2% on gold and silver production and 1.25% on gold production. These royalties are payable to Royal Gold Inc. and were effective in full as of May 1, 2009, on the commencement of commercial production at the Dolores mine. For the three months ended March 31, 2015, the royalties to Royal Gold amounted to approximately $1.5 million (2014 – $1.4 million).

Navidad project

In late June 2012, the governor of the province of Chubut submitted to the provincial legislature a draft law which, if passed, would regulate all future oil and gas and mining activities in the province. The draft legislation incorporated the expected re-zoning of the province, allowing for the development of Navidad as an open pit mine. However, the draft legislation also introduced a series of new regulations that would have greatly increased provincial royalties and imposed the province’s direct participation in all mining projects, including Navidad.

In October 2012, the proposed bill was withdrawn for further study; however, as a result of uncertainty over the zoning, regulatory and tax laws which will ultimately apply, the Company has been forced to temporarily suspend project development activities at Navidad.

The Company remains committed to the development of Navidad and to contributing to the positive economic and social development of the province of Chubut upon the adoption of a favorable legislative framework.

24.	Related Party Transactions

During the quarter ended March 31, 2015, a company indirectly owned by a trust of which a director of the Company is a beneficiary, was paid approximately $1.4 million (Q1 2014 -$0.2 million) for consulting services, inclusive of a termination of services payment, charged to general and administrative costs. These transactions are at the exchange amount, which is the amount of consideration established and agreed to by the parties.

26